FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 8, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓   Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the three-month period ended March 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2009

46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

3

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three month period ended March 31,
	Notes	2009	2008
Continuing operations		(Unaudited)
Net sales	3	2,449,485	2,626,187
Cost of sales	3 & 4	(1,380,415)	(1,500,689)
Gross profit		1,069,070	1,125,498
Selling, general and administrative expenses	3 & 5	(392,355)	(413,594)
Other operating income (expense), net	3	1,384	(991)
Operating income		678,099	710,913
Interest income	6	4,613	12,269
Interest expense	6	(40,827)	(67,092)
Other financial results	6	(37,233)	(14,302)
Income before equity in earnings of associated companies and income tax		604,652	641,788
Equity in earnings of associated companies		(8,459)	49,994
Income before income tax		596,193	691,782
Income tax		(203,098)	(208,606)
Income for continuing operations		393,095	483,176

Discontinued operations
Income for discontinued operations	12	-	16,787

Income for the period		393,095	499,963

Attributable to:
Equity holders of the Company		366,047	473,043
Minority interest		27,048	26,920
		393,095	499,963

Earnings per share attributable to the equity holders of the Company during year
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537
Earnings per share (U.S. dollars per share)	7	0.31	0.40
Earnings per ADS (U.S. dollars per ADS)	7	0.62	0.80

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three month period ended March 31,
	2009	2008
	(Unaudited)
Income for the period	393,095	499,963
Other comprehensive income:
Currency translation adjustment	(133,415)	103,917
Cash flow hedges	(11,518)	1,929
Share of other comprehensive income of associates
Currency translation adjustment	(16,523)	3,344
Cash flow hedges	639	-
Income tax relating to components of other comprehensive income	2,696	-
Other comprehensive income for the period, net of tax	(158,121)	109,190
Total comprehensive income for the period	234,974	609,153

Attributable to:
Equity holders of the Company	222,958	554,907
Minority interest	12,016	54,246
	234,974	609,153

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2009		At December 31, 2008
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	2,936,160		2,982,871
Intangible assets, net	9	3,760,964		3,826,987
Investments in associated companies		501,745		527,007
Other investments		37,727		38,355
Deferred tax assets		370,633		390,323
Receivables		57,214	7,664,443	82,752	7,848,295
Current assets
Inventories		2,563,726		3,091,401
Receivables and prepayments		226,631		251,481
Current tax assets		191,627		201,607
Trade receivables		2,035,348		2,123,296
Other investments		63,113		45,863
Cash and cash equivalents		1,980,586	7,061,031	1,538,769	7,252,417

Total assets			14,725,474		15,100,712
EQUITY
Capital and reserves attributable to the Company’s equity holders			8,399,259		8,176,571
Minority interest			531,681		525,316
Total equity			8,930,940		8,701,887
LIABILITIES
Non-current liabilities
Borrowings		1,174,876		1,241,048
Deferred tax liabilities		1,037,656		1,053,838
Other liabilities		223,929		223,142
Provisions		73,120		89,526
Trade payables		1,216	2,510,797	1,254	2,608,808
Current liabilities
Borrowings		1,650,483		1,735,967
Current tax liabilities		443,604		610,313
Other liabilities		250,667		242,620
Provisions		33,442		28,511
Customer advances		263,571		275,815
Trade payables		641,970	3,283,737	896,791	3,790,017

Total liabilities			5,794,534		6,398,825
Total equity and liabilities			14,725,474		15,100,712

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Total	Minority Interest	Total
									(Unaudited)
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the period	-	-	-	-	-	366,047	366,047	27,048	393,095
Other comprehensive income por the period	-	-	-	(136,840)	(6,249)	-	(143,089)	(15,032)	(158,121)
Total comprehensive income por the period	-	-	-	(136,840)	(6,249)	366,047	222,958	12,016	234,974
Acquisition and decrease of minority interest	-	-	-	-	(291)	-	(291)	(5,651)	(5,942)
Change in equity reserves	-	-	-	-	21	-	21	-	21

Balance at March 31, 2009	1,180,537	118,054	609,733	(360,619)	(4,392)	6,855,946	8,399,259	531,681	8,930,940

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Minority Interest	Total
									(Unaudited)
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850

Income for the period	-	-	-	-	-	473,043	473,043	26,920	499,963
Other comprehensive income por the period	-	-	-	79,935	1,929	-	81,864	27,326	109,190
Total comprehensive income por the period	-	-	-	79,935	1,929	473,043	554,907	54,246	609,153
Acquisition and decrease of minority interest	-	-	-	-	-	-	-	(1,026)	(1,026)

Balance at March 31, 2008	1,180,537	118,054	609,733	345,984	20,132	5,286,744	7,561,184	576,793	8,137,977

(*) Retained Earnings as of December 31, 2008 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	Note	2009	2008
Cash flows from operating activities		(Unaudited)	(Unaudited)
Income for the period		393,095	499,963
Adjustments for:
Depreciation and amortization	8 & 9	121,741	134,483
Income tax accruals less payments		(150,496)	107,538
Equity in earnings of associated companies		8,459	(49,994)
Interest accruals less payments, net		24,167	54,308
Changes in provisions		(11,475)	7,496
Changes in working capital		387,945	(218,720)
Other, including currency translation adjustment		(9,989)	33,857
Net cash provided by operating activities		763,447	568,931

Cash flows from investing activities
Capital expenditures	8 & 9	(119,829)	(88,455)
Acquisitions of minority interest	11	(5,942)	(1,026)
Proceeds from disposal of property, plant and equipment and intangible assets		2,579	5,007
Investments in short terms securities		(17,250)	(47,918)
Dividends and distributions received from associated companies		940	-
Other		-	(3,428)
Net cash (used in) investing activities		(139,502)	(135,820)

Cash flows from financing activities
Proceeds from borrowings		194,745	130,387
Repayments of borrowings		(340,683)	(490,277)
Net cash (used in) financing activities		(145,938)	(359,890)

Increase in cash and cash equivalents		478,007	73,221

Movement in cash and cash equivalents
At the beginning of the period		1,525,022	954,303
Effect of exchange rate changes		(34,322)	45,461
Increase in cash and cash equivalents		478,007	73,221
At March 31,		1,968,707	1,072,985

		At March 31,
Cash and cash equivalents		2009	2008
Cash and bank deposits		1,980,586	1,080,555
Bank overdrafts		(11,879)	(7,570)
		1,968,707	1,072,985

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions on the distribution of profits
11	Business combinations and other acquisitions
12	Discontinued operations
13	Related party transactions
14	Investment in Ternium: Sidor nationalization process

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2008.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on May 6, 2009.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

Considering the comments described below, the accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2008. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and adopted by the European Union.

The following standards’ amendment is mandatory for the financial year beginning 1 January, 2009:

IAS 1 (revised), “Presentation of financial statements”: The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring them to be presented separately from owner changes in equity. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income). The Company has elected to present two statements: an income statement and a statement of comprehensive income. These interim financial statements have been prepared under the revised disclosure requirements.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3           Segment information

Reportable operating segments
  (Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total Continuing operations	Total Discontinued operations (*)
Three-month period ended March 31, 2009
Net sales	2,105,788	222,212	121,485	2,449,485	-
Cost of sales	(1,111,827)	(154,933)	(113,655)	(1,380,415)	-
Gross profit	993,961	67,279	7,830	1,069,070	-
Selling, general and administrative expenses	(355,558)	(18,349)	(18,448)	(392,355)	-
Other operating income (expenses), net	1,408	105	(129)	1,384	-
Operating income	639,811	49,035	(10,747)	678,099	-

Depreciation and amortization	110,897	3,988	6,856	121,741	-

Three-month period ended March 31, 2008
Net sales	2,170,678	271,715	183,794	2,626,187	98,388
Cost of sales	(1,169,244)	(196,552)	(134,893)	(1,500,689)	(57,712)
Gross profit	1,001,434	75,163	48,901	1,125,498	40,676
Selling, general and administrative expenses	(364,970)	(23,582)	(25,042)	(413,594)	(13,799)
Other operating income (expenses), net	963	(291)	(1,663)	(991)	129
Operating income	637,427	51,290	22,196	710,913	27,006

Depreciation and amortization	122,469	5,149	6,865	134,483	8,965

Geographical information
(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total Continuing operations	Total Discontinued operations (*)
Three-month period ended March 31, 2009
Net sales	1,051,523	558,581	276,516	395,279	167,586	2,449,485	-

Depreciation and amortization	67,768	23,590	25,775	310	4,298	121,741	-

Three-month period ended March 31, 2008
Net sales	902,682	586,154	484,848	475,740	176,763	2,626,187	98,388

Depreciation and amortization	74,877	29,090	26,798	310	3,408	134,483	8,965

(*) Corresponds to pressure control operations.

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises principally Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Venezuela y Peru; “Europe” comprises principally Italy, and Norway; “Middle East and Africa” comprises principally Egypt, Libya, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China and Japan.

4           Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Inventories at the beginning of the period	3,091,401	2,598,856

Plus: Charges of the period
Raw materials, energy, consumables and other	475,673	1,230,326
Services and fees	66,318	93,940
Labor cost	174,062	221,634
Depreciation of property, plant and equipment	61,455	73,084
Amortization of intangible assets	618	580
Maintenance expenses	51,839	57,527
Provisions for contingencies	325	12
Allowance for obsolescence	6,483	4,483
Taxes	1,733	2,979
Other	14,234	23,634
	852,740	1,708,199
Less: Inventories at the end of the period	(2,563,726)	(2,748,654)
	1,380,415	1,558,401
From Discontinued operations	-	(57,712)
	1,380,415	1,500,689

5           Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Services and fees	55,571	48,177
Labor cost	109,545	106,782
Depreciation of property, plant and equipment	2,735	3,449
Amortization of intangible assets	56,933	66,335
Commissions, freight and other selling expenses	111,471	129,786
Provisions for contingencies	(4,515)	7,323
Allowances for doubtful accounts	7,994	902
Taxes	30,288	35,938
Other	22,333	28,701
	392,355	427,393
From Discontinued operations	-	(13,799)
	392,355	413,594

6                                            Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2009	2008
	(Unaudited)
Interest income	4,613	12,510
Interest expense	(40,827)	(67,107)
Interest net	(36,214)	(54,597)
Net foreign exchange transaction results and changes in fair value of derivative instruments (*)	(33,929)	(11,918)
Other	(3,304)	(2,372)
Other financial results	(37,233)	(14,290)
Net financial results	(73,447)	(68,887)
From Discontinued operations	-	(238)
	(73,447)	(69,125)

Each comparative item included in this note differs from its corresponding line in the Consolidated Condensed Interim Income Statement because it includes discontinued operations’ results.

(*) Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

7           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Three-month period ended March 31,
	2009	2008
	(Unaudited)
Income attributable to equity holders	366,047	473,043
Weighted average number of ordinary shares in issue (thousand)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.31	0.40
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	0.62	0.80

Income for discontinued operations	-	16,787
Basic and diluted earnings per share	0.00	0.01
Basic and diluted earnings per ADS (*)	0.00	0.03

(*) Each ADS equals to two shares

On February 25, 2009 the Company’s board of directors proposed for the approval of the annual general shareholder’s meeting to be held on June 3, 2009, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 27, 2008. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share (0.60 per ADS), or approximately $354 million will be paid. These Consolidated Condensed Interim Financial Statements do not reflect this proposed dividend.

On November 6, 2008 Tenaris’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 27, 2008 (or, only in those jurisdictions where such date is not a business day, on November 28, 2008), with an ex-dividend date of November 24.

7           Earnings and dividends per share (Cont.)

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS) of common stock currently issued and outstanding. This amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	2,982,871	3,269,007
Currency translation differences	(97,487)	79,340
Additions	117,313	81,187
Disposals	(2,034)	(5,007)
Transfers	(313)	(51)
Depreciation charge	(64,190)	(74,279)
At March 31,	2,936,160	3,350,197

9           Intangible assets, net

(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,826,987	4,542,352
Currency translation differences	(10,756)	(20,107)
Additions	2,516	7,268
Transfers	313	51
Disposals	(545)	-
Amortization charge	(57,551)	(60,204)
At March 31,	3,760,964	4,469,360

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008.

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 28 asbestos related out-of-court claims have been forwarded to Dalmine.

As of March 31, 2009, the total claims pending against Dalmine were 41 (of which, none are covered by insurance): during the three month period ended March 31, 2009, 2 new claims were filed, no claims were adjudicated, and no claims were paid, 1 claim was rejected, 2 claims were settled, no claim was time barred and 13 claims were dismissed further to the dismissal of a criminal case related to the death of workers employed in Dalmine’s plant.

Aggregate settlement costs to date for Tenaris are Euro 7.4 million ($9.8 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro12.8 million ($17 million).
Contingencies (Cont.)

Asbestos-related litigation (Cont.)

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, “Law Debenture” (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff.

On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million, plus interest.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS85.1 million (approximately $23 million) at March 31, 2009, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. As a result of procedural requirements, plaintiff further amended its petition eliminating reference to the amount of damages claimed. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer has reserved its rights with respect to its indemnity obligations. The case is set for trial on June 9, 2009. A provision in the amount of $2.3 million has been recorded in these Consolidated Condensed Interim Financial Statements.
10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Labor Claim

In January 2002 several workers filed a lawsuit against Tubos de Acero de Venezuela S.A. (“TAVSA”), a Tenaris’s subsidiary  arguing that such company had made incomplete payment of severance obligations and other labor benefits due to them upon the end of their employment. The claim’s value was approximately $31.8 million. A decision concerning the admissible number of plaintiffs was resolved in favor of TAVSA and the claim was dismissed.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Due to changing market conditions and the lower level of steel coil purchases planned for future months, Tenaris has negotiated a waiver of the monthly committed quantities.

•
A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $287 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns with certain claims limits.

•
A Tenaris company is a party to a three year gas purchase contract with E.ON Energia spa, under which it committed to purchase a minimum quantity of gas (“TOP”). The estimated aggregate amount of the contract at current prices is approximately $112 million. The Tenaris company has the possibility to reduce its commitment in a percentage of approximately 13%.

•
A Tenaris company is a party to a contract with SMS Meer GmbH for the purchase of equipment, engineering, training and other services related to the equipment for an outstanding amount of approximately $100 million. The Tenaris company may terminate the contract at any time paying a cancellation fee.

•
A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for purchasing capacity of 1,000,000 cubic meters per day until 2017. As of March 31, 2009, the outstanding value of this commitment was approximately $31 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

•
In August 2004 a Tenaris company organized in Venezuela, entered into a ten-year off-take contract pursuant to which it is required to sell to Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of its HBI production. In addition, Sidor has the right to increase its proportion on Tenaris subsidiary production by an extra 19.9% until reaching 49.8% of its HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Tenaris subsidiary or Sidor object its renewal upon one-year notice.

•
In July 2004, a Tenaris company entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The estimated aggregated amount of the contract at contract prices is approximately $42 million.

•
A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

10           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments (Cont.)

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2008, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2008	3,174,932
Total shareholders equity in accordance with Luxembourg law	5,083,256

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2008, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2008, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $3.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973
Dividends received	1,338,868
Other income and expenses for the year ended December 31, 2008	(115,305)
Dividends paid	(448,604)
Retained earnings at December 31, 2008 under Luxembourg law	3,174,932

11           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

On April 28 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $72.5 million, with $24.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with Tenaris for more than a decade. SPIJ employs around 500 persons and had revenues of approximately $140 million in 2008.

 (b) Minority Interest

During the three-month period ended March 31, 2009, additional shares of Confab were acquired from minority shareholders for approximately $5.9 million.

12           Discontinued operations

 Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business included as part of the acquisition of Hydril Company undertaken on May 2007. The pressure control business was sold, for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Analysis of the result of discontinued operations:

(i) Income for discontinued operations

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2009	2008
	(Unaudited)
Gross profit	-	40,676
Operating income	-	27,006
Net income for discontinued operations	-	16,787

(ii) Net cash flows attributable to discontinued operations

For the three month period ended March 31, 2008 cash flow provided by operating activities amounted to $40.7 million. Cash flow used in investing activities amounted to $3.4 million. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

13           Related party transactions

Based on the information most recently available to the Company, as of  March 31, 2009:

•	San Faustin N.V. owned 717,440,187 shares in the Company, representing 60.77% of the Company’s capital and voting rights.

•	San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

•
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for Rocca & Partners S.A.

•	Tenaris’s directors and executive officers as a group owned 0.2% of the Company’s outstanding shares, while the remaining 39.03% were publicly traded.

At March 31, 2009, the closing price of Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $6.85 per ADS, giving Tenaris’s ownership stake a market value of approximately $157 million. At March 31, 2009, the carrying value of Tenaris’s ownership stake in Ternium was approximately $478 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

13           Related party transactions (Cont.)

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)			(Unaudited)
	Three month period ended March 31, 2009
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	3,757	24,097	27,854
	Sales of services	3,524	1,346	4,870
		7,281	25,443	32,724

	(b) Purchases of goods and services
	Purchases of goods	8,550	2,579	11,129
	Purchases of services	22,551	16,375	38,926
		31,101	18,954	50,055

			(Unaudited)
	Three month period ended March 31, 2008
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	18,779	7,356	26,135
	Sales of services	8,108	979	9,087
		26,887	8,335	35,222

	(b) Purchases of goods and services
	Purchases of goods	22,822	5,787	28,609
	Purchases of services	27,127	15,908	43,035
		49,949	21,695	71,644

			(Unaudited)
	At March 31, 2009
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	31,256	7,772	39,028
	Payables to related parties	(30,237)	(3,344)	(33,581)
		1,019	4,428	5,447

	(b) Financial debt
	Borrowings	(3,236)	-	(3,236)
•
	At December 31, 2008
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,137	15,504	65,641
	Payables to related parties	(44,470)	(5,974)	(50,444)
		5,667	9,530	15,197

	(b) Financial debt
	Borrowings	(2,294)	-	(2,294)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.
(2) Includes Ternium, Condusid, Finma, Lomond, Socotherm, Hydril Jindal International Private Ltd. and TMK – Hydril JV.

14           Investment in Ternium: Sidor nationalization process

On March 31, 2009, the Company held 11.46% of the capital stock of Ternium S.A.

On March 31, 2008 Ternium controlled shares representing approximately 59.7% of Sidor’s capital, while Corporación Venezolana de Guayana (“CVG”) (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorized the Venezuelan government to take any action it may deem appropriate in connection with any such assets, including expropriation.

On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region, dated April 30, 2008 (the “Decree”) was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The Decree provided for the creation of a committee to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela.

On July 12, 2008, upon expiration of the above mentioned term, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor's operations and Sidor's board of directors ceased to function.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of Ternium’s interest in Sidor will be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired.  On August 29, 2008, the President of Venezuela publicly stated his rejection to the latest proposal submitted by Ternium as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the Sidor shares.

Ternium valued its investment in Sidor at its carrying amount of $1.3 billion. In determining fair value using several valuation techniques, in all cases Ternium concluded that the amount of expected compensation for its Sidor asset would be higher than its carrying amount and, consequently, did not recognize any impairment loss in connection with that asset. Ternium reported, however, that the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, following the guidance set forth in paragraphs 46(c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor asset at its carrying amount.

Ricardo Soler
Chief Financial Officer